UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Weibo Corporation (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On April 14, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 10, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including PricewaterhouseCoopers Zhong Tian LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, no shareholder, other than Sina Corporation and Ali WB Investment Holding Limited, owned more than 5% of the Company’s outstanding shares, as of March 31, 2023. Sina Corporation held 37.3% of the Company’s outstanding shares and 64.1% voting power as of March 31, 2023. Sina Corporation is a private company incorporated in the Cayman Islands and is not a governmental entity of China. Ali WB Investment Holding Limited held 28.9% of the Company’s outstanding shares and 16.5% voting power as of March 31, 2023. Ali WB Investment Holding Limited is a private company incorporated in the Cayman Islands and is not a governmental entity of China.

The above-mentioned entities hold a substantial majority of the Company’s total voting power on a combined basis.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 27, 2023 for more details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: April 27, 2023	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer